Exhibit 21
Subsidiaries of Shiner International, Inc.*

Active Subsidiaries	Inactive Subsidiaries

Hainan Shiner Industrial Co., Ltd.	Hainan Shiny-day Color Printing Packaging Co., Ltd.
Zhuhai Huanuo Packaging Material Co., Ltd.	Hainan Modern Hi-Tech Industrial Co., Ltd.

*  All subsidiaries are organized and existing under the laws of the People's Republic of China and 100% owned by Shiner